ImmunoCellular Therapeutics, Ltd.

21900 Burbank Boulevard

Woodland Hills, California 91367

May 8, 2012

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Immunocellular Therapeutics, Ltd.

Post-Effective Amendment No. 1 on Form S-3 to Form S-1

Filed April 26, 2012

File No. 333-173312

Ladies and Gentlemen:

On behalf of Immunocellular Therapeutics, Ltd., a Delaware corporation, the undersigned hereby requests that the Securities and Exchange Commission issue an order declaring the above-referenced Registration Statement effective at 4:00 p.m., Washington, D.C. time, on Wednesday, May 9, 2012, or as soon thereafter as is practicable.

Immunocellular Therapeutics, Ltd. hereby acknowledges that:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Immunocellular Therapeutics, Ltd. also understands that this request for acceleration will be considered a confirmation of its awareness of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 with respect to the offering of securities pursuant to the Registration Statement.

Very truly yours,

/s/ Manish Singh, Ph.D.

Manish Singh, Ph.D.

Chief Executive Officer

Immunocellular Therapeutics, Ltd.